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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO (RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

POLYMER GROUP, INC.
(Name of Subject Company (Issuer))

POLYMER GROUP, INC.
(Names of Filing Person (Issuer))

10% Convertible Subordinated Notes Due 2007
(Title of Class of Securities)

731745 AJ4
(CUSIP Number of Class of Securities)

Willis C. Moore, III
Chief Financial Officer
Polymer Group, Inc.
4055 Faber Place Drive, Suite 201
North Charleston, South Carolina 29405
(843) 329-5151
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
H. Kurt von Moltke, Esq.
Kirkland & Ellis LLP
Aon Building
200 East Randolph Drive
Chicago, Illinois 60601
(312) 861-2000

CALCULATION OF FILING FEE:

Transaction Valuation*	Amount of filing fee

$10,192,350*	$1,291.37**

*
The 10% Convertible Subordinated Notes due 2007 for which this tender offer is being made are currently in the aggregate outstanding amount of $9,707,000. The indenture governing the Notes provides that holders of the Notes may elect to receive interest on their Notes payable through the issuance of additional Notes in lieu of receiving cash interest. The estimation for the Transaction Value assumes that all holders elect to receive additional Notes in the aggregate amount of $485,000.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #7 for fiscal year 2004, effective on January 28, 2004, is $126.70 per $1,000,000, or $1,291.37.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐    Third-party tender offer subject to Rule 14d-1.

  ☒    Issuer tender offer subject to Rule 13e-4.

  ☐    Going-private transaction subject to Rule 13e-3.

  ☐    Amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Schedule TO relates to the offer by Polymer Group, Inc., a Delaware corporation ("PGI"), to exchange (the "Convertible Notes Exchange Offer") one share of Preferred Stock, par value $0.01 per share, of PGI ("Preferred Stock") for (i) each $1,000 principal amount of currently outstanding 10% Convertible Subordinated Notes due 2007 (CUSIP No. 731745 AJ 4) (the "Convertible Notes") and (ii) each $1,000 principal amount of Convertible Notes issued after the date hereof as payment-in-kind interest payments pursuant to the terms of the indenture governing the Notes (the "Additional Notes"). Subject to the terms and conditions of the Convertible Notes Exchange Offer, PGI will issue shares of Preferred Stock in exchange for up to $9,707,000 in aggregate principal amount of Convertible Notes, representing 100% of the outstanding principal amount of the Convertible Notes. PGI reserves the right to extend or terminate the Convertible Notes Exchange Offer, in its sole and absolute discretion, if there shall fail to occur any of the conditions specified in the Offering Memorandum dated June 4, 2004 (the "Offering Memorandum"), and to otherwise amend the Convertible Notes Exchange Offer in any respect. The Convertible Notes Exchange Offer is open to all holders of Convertible Notes and is subject to the terms and conditions set forth in the Offering Memorandum. Subject to applicable securities laws and the terms set forth in the Offering Memorandum, PGI reserves the right to waive any and all conditions to the Convertible Notes Exchange Offer. The Offering Memorandum and the Letter Of Election And Instructions To Broker Or Bank are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

        All information in the Offering Memorandum, including all schedules and annexes, is hereby expressly incorporated by reference in answer to all items in this Schedule TO, except as otherwise set forth below.

Item 1.    SUMMARY TERM SHEET.

The information set forth in the Offering Memorandum under the title "Summary" is incorporated herein by reference.

Item 2.    SUBJECT COMPANY INFORMATION.

  (a)
  The issuer of the securities subject to the Convertible Notes Exchange Offer is Polymer Group, Inc., a Delaware Corporation. PGI's executive offices are located at 4055 Faber Place Drive, Suite 201, North Charleston, South Carolina 29405. PGI's telephone number is (843) 329-5151.

  (b)
  The subject class of securities is PGI's 10% Convertible Subordinated Notes due 2007. As of June 2, 2004, $9,707,000 in aggregate principal amount of Convertible Notes is outstanding.

  (c)
  The Convertible Notes are not listed on any national securities exchange and the Convertible Notes are not authorized to be quoted in any inter-dealer quotation system of any national securities association. Certain institutions and securities dealers provide quotations for and engage in transactions in the Convertible Notes. However, there is no established trading market for the Convertible Notes.

Item 3.    IDENTITY AND BACKGROUND OF FILING PERSON.

  (a)
  Polymer Group, Inc. is the filing person and subject company. The business address and telephone number of PGI are set forth under Item 2(a) of this Schedule TO. Pursuant to General Instruction C to Schedule TO, the following persons are the executive officers and/or directors of PGI:

James L. Schaeffer	Chief Executive Officer
Willis C. Moore, III	Chief Financial Officer
Michael W. Hale	Group Vice President of U.S. Operations, Nonwovens
Richard L. Ferencz	Group Vice President—Development
Fernando Espinosa	Vice President of Operations—Latin America, Nonwovens
Rolf J. Altdorf	Vice President and Managing Director of Europe, Middle East and Africa
William B. Hewitt	Chairman of the Board of Directors
Pedro A. Arias	Director
Ramon Betolaza	Director
Lap Wai Chan	Director
Eugene Linden	Director
James A. Ovenden	Director
Michael Watzky	Director

The business address and telephone number for all of the above directors and executive officers are c/o Polymer Group, Inc., 4055 Faber Place Drive, Suite 201, North Charleston, South Carolina 29405 and (843) 329-5151.

There is not any executive officer or director of any corporation or other person ultimately in control of PGI. MatlinPatterson Global Opportunities Partners L.P. and its affiliates ("MP") hold shares of voting stock of PGI and as a result is a controlling shareholder. According to MP's Schedule 13D/A Statement filed on April 29, 2004, MP holds approximately 75.5% of the outstanding Class A Common Stock of PGI (after giving effect to the conversion of the preferred stock of the Company it holds). Messrs. Betolaza, Chan and Watzky are employees of MP. The business address and telephone number for MP are 520 Madison Avenue, 35th Floor, New York, New York 10022 and (212) 651-9500.

Item 4.    TERMS OF THE TRANSACTION.

  (a)
  The information set forth in the sections of the Offering Memorandum titled "Terms and Conditions of the Exchange Offer," "Certain United States Federal Income Tax Considerations," "Summary Historical Consolidated Financial Information" and "Description of the Exchange Stock" are incorporated herein by reference.

  (b)
  No Convertible Notes are to be purchased from any officer or director.

Item 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

  (a)
  No agreement, arrangement or understanding exists between PGI (including any person specified in Instruction C of this Schedule TO) and any other person with respect to any securities of PGI, other than (i) the Indenture, including any Supplemental Indenture, governing and the Purchase Agreement related to the Convertible Notes which are filed as exhibits to this Schedule TO and (ii) the Shareholders Agreement, dated as of March 5, 2003, among PGI and certain of its shareholders. The information set forth in the section of the Offering Memorandum titled "Incorporation of Documents by Reference" is incorporated herein by reference.

Item 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)	The information set forth in the section of the Offering Memorandum titled "Questions and Answers" is incorporated herein by reference.
(b)	The Convertibles Notes acquired pursuant to the Convertible Notes Exchange Offer will be retired.
(c)(1)	None.
(c)(2)	None.
(c)(3)	The information set forth in the sections of the Offering Memorandum titled "Questions and Answers," and "Summary Historical Consolidated Financial Information" is incorporated herein by reference.
(c)(4)	None.
(c)(5)	None.
(c)(6)	None.
(c)(7)	None.
(c)(8)	None.

(c)(9)	None.
(c)(10)	The information set forth in the sections of the Offering Memorandum titled "Questions and Answers," and "Terms and Conditions of the Exchange Offer" is incorporated herein by reference.

Item 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)
  The total amount of funds or other consideration required by PGI to consummate the Convertible Notes Exchange Offer is 9,707 shares of Preferred Stock, assuming 100% of the maximum principal amount of Convertible Notes being sought are tendered and exchanged together with one share of Preferred Stock for each Additional Note tendered.

  (b)
  Not applicable.

  (d)
  Not applicable.

Item 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a)
  None.

  (b)
  No persons specified in Instruction 1 to Item 1008(b) of Regulation M-A, transacted in the Convertible Notes during the past 60 days.

Item 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

  (a)
  The information set forth in the section of the Offering Memorandum titled "Terms and Conditions of the Exchange Offer" and "Procedures for Tendering" are incorporated herein by reference.

Item 10.    FINANCIAL STATEMENTS.

(a)(b)(c)	The information set forth in the sections of the Offering Memorandum titled "Summary Historical Consolidated Financial Information," and the financial statements and information contained in the reports set forth in the section of the Offering Memorandum titled "Incorporation of Documents by Reference" are incorporated herein by reference.

Item 11.    ADDITIONAL INFORMATION.

(a)(b)	None.

Item 12.    EXHIBITS.

(a)(1)(A)	Offering Memorandum dated June 4, 2004.
(a)(1)(B)	Letter Of Election And Instructions To Broker Or Bank.

(d)(1)	Indenture (the "Indenture"), dated as of March 5, 2003, among the Polymer Group, Inc., the Guarantors named therein and Wilmington Trust Company, as trustee.*
(d)(2)	Supplemental Indenture to the Indenture.**
*
Incorporated by reference to Exhibit 4.1 to the Quarterly Report on Form 10-Q filed by PGI on May 19, 2003.

**
Incorporated by reference to Exhibit 11 of the Schedule 13D/A Statement filed by MP on June 5, 2003 with respect to PGI.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 4, 2004

POLYMER GROUP, INC.
By:	/s/ WILLIS C. MOORE, III Name: Willis C. Moore, III Title: Chief Financial Officer

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  Item 1. SUMMARY TERM SHEET.
  Item 2. SUBJECT COMPANY INFORMATION.
  Item 3. IDENTITY AND BACKGROUND OF FILING PERSON.
  Item 4. TERMS OF THE TRANSACTION.
  Item 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  Item 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  Item 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  Item 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
  Item 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
  Item 10. FINANCIAL STATEMENTS.
  Item 11. ADDITIONAL INFORMATION.
  Item 12. EXHIBITS.
SIGNATURE